Filed by Mifflinburg Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Northumberland Bancorp

Commission File No: 132-02869

Date: March 19, 2025

Dear Shareholders,

I am pleased to share the exciting and strategic developments of 2024. This year has been a pivotal year marked by a dynamic financial landscape and the signing of a definitive merger agreement with Northumberland Bancorp. This merger of equals represents a significant milestone for our company. Upon completion, we will be rebranded as Steele Bancorp, Inc., with our banking operations under the name Central Penn Bank & Trust.

The combined entity will be a stronger, more competitive institution, with approximately $1.3 billion in total assets, $1.1 billion in deposits, $841 million in loans, and $100 million in total shareholders’ equity, based on year-end financial statements as of December 31, 2024.

This merger is a natural fit, bringing together two institutions with shared values, conservative management philosophies, and a strong commitment to customer service, employee experience, and community involvement. Mifflinburg Bank and Trust Company (MBTC) and The Northumberland National Bank (NNB) have similar compliance strategies and operational cultures, ensuring a smooth integration. The expanded market area will introduce MBTC into four new communities, with the only overlap in the greater Selinsgrove region. This strategic combination is in the best interests of our customers, communities, and shareholders.

The merger enhances MBTC’s ability to provide a broader range of financial products and services. Customers will benefit from expanded lending and deposit options, while our increased market presence allows us to foster deeper relationships. Additionally, a higher combined legal lending limit positions us to serve larger loan relationships and better support business growth in our region.

Our financial performance remains robust. In 2024, total assets grew 6.4% to $597 million, up from $561 million in 2023. This growth was primarily driven by a 12.5% increase in net loans, reaching $432 million, with a stable loan-to-asset ratio of 72.4%. Loan growth was supported by Federal Home Loan Bank advances ($27.4 million) and deposits ($16.8 million).

We added $680,000 to the provision for credit losses, maintaining a 1.00% loan loss coverage ratio. Credit quality remains strong, with a 0.21% delinquency ratio on noncurrent loans, as a direct result of our prudent lending practices.

Net income increased 7.9% to $4.48 million in 2024, compared to $4.15 million in 2023. This was largely due to a 15.3% increase in net interest income ($2.22 million). While merger-related expenses contributed $807,000 to non-interest expenses, our earnings per share still grew 7.6% to $2.41, up from $2.24 in 2023.

We recently welcomed Bradley Moyer to our Board of Directors. Bradley, a Mifflinburg resident and Technical Architect at Tracelink, Inc., brings valuable expertise in information technology, an area of increasing importance in banking operations and regulatory compliance. He succeeds John Showers, who is retiring after 11 years of dedicated service. We extend our deepest gratitude to John for his contributions to our organization.

As we move forward, we remain committed to identifying strategic opportunities for growth and enhancing our market presence. Our focus is on expanding customer convenience, strengthening relationships, and ensuring financial security for our customers. As a local, community-based bank, we take pride in our accomplishments and remain dedicated to delivering trusted financial solutions for years to come.

We appreciate your ongoing support and confidence in our vision.

Sincerely,

Jeffrey J. Kapsar

President & CEO

Mifflinburg Bancorp, Inc. (“Mifflinburg”) has filed a registration statement on Form S‑4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement of Northumberland Bancorp (“Northumberland”) and a prospectus of Mifflinburg for the Mifflinburg common stock to be offered to Northumberland shareholders in connection with the proposed merger of Northumberland with and into Mifflinburg, that has been sent to Northumberland’s shareholders seeking their approval of the proposed merger.  Investors and security holders of Mifflinburg and Northumberland and their respective affiliates are urged to read the registration statement on Form S-4, the proxy statement/prospectus that was included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed merger, as well as any amendments or supplements to those documents, because they will contain important information about Mifflinburg, Northumberland and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Mifflinburg and Northumberland, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Mifflinburg will be made available free of charge in the “Investor Relations” section of Mifflinburg’s website, https://www.mbtc.com/Resources/Investor-Relations. Copies of documents filed with the SEC by Northumberland will be made available free of charge in the "Investor Information" section of Northumberland's website, https://norrybank.com/about-us/investor-information.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.